Exhibit 99.5

VANC Pharmaceuticals Inc.

Unaudited condensed interim

financial statements

For the three and nine months ended September 30, 2016.

Notice to Reader

Management has prepared the unaudited condensed interim financial statements for VANC Pharmaceuticals Inc. (the “Company”) in accordance with National Instrument 51-102 released by the Canadian Securities Administration. The Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2016.

VANC Pharmaceuticals Inc.

Condensed Interim Statement of Financial Position

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

As at	Note	September 30, 2016	December 31, 2015
		$	$
ASSETS

Current Assets
Cash and cash equivalents		863,866	2,135,912
Accounts receivable	4	866,068	113,198
Prepaid expenses and deposits		57,159	63,897
Inventories		1,385,648	1,140,853
		3,172,741	3,453,860

Equipment		34,676	39,345

Total Assets		3,207,417	3,493,205

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	5	353,692	246,230
		353,692	246,230
SHAREHOLDERS’ EQUITY
Share Capital	6	16,320,006	15,775,145
Contributed surplus	6	3,885,528	3,212,818
Deficit		(17,351,809)	(15,740,988)
		2,853,725	3,246,975
Total Liabilities and Shareholders’ Equity		3,207,417	3,493,205

Commitments (Note 12)

Approved and authorized on behalf of the Board of Directors on November 17, 2016.

            “Arun Nayyar”

                                          “Eugene Beukman”

Arun Nayyar, CEO & Director

Eugene Beukman, CFO & Director

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Statement of Operations and Comprehensive Loss

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2016	2015	2016	2015
		$	$	$	$
Revenue
Sales		639,472	111,658	2,024,308	117,371
Marketing, promotional incentives		(240,161)	(8,537)	(1,021,913)	(8,537)
Net sales		399,311	108,834	1,002,395	108,834

Cost of Sales		220,454	51,533	575,171	54,024

Gross Profit		178,857	51,588	427,224	54,810

Expenses
Product registration and development	7	45,188	22,716	136,203	112,229
Selling and Marketing	8	176,793	20,737	476,699	44,075
General and administrative	9	171,542	213,574	575,440	619,730
		393,523	257,027	1,188,342	776,034
Other income (expense)		+
Share-based compensation		(99,567)	(352,084)	(669,071)	(994,720)
Finance costs	6	-	-	(186,500)	-
Impairment		-	-	-	(476,000)
Other income		52	8,862	5,868	13,979

Net loss and comprehensive loss for the period		(314,181)	(548,661)	(1,610,821)	(2,177,965)

Basic and Diluted Loss Per Share		(0.01)	(0.01)	(0.03)	(0.04)
Weighted Average Number of Common Shares Outstanding		60,005,225	55,370,791	59,332,232	51,803,807

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Statement of Changes in Equity

For the nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

	Number of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2014	44,524,406	12,017,532	153,324	2,179,554	(12,921,270)	1,429,140
Issued during nine months ended September 30, 2015:
For exercise of options	1,475,000	491,070	-	(249,570)	-	241,500
For exercise of warrants	9,659,153	3,072,434	(89,594)	-	-	2,982,840
Share issuance cost, cash	-	(203,490)	-	-		(203,490)
Share-based payments	-	-	-	994,720	-	994,720
Net loss					(2,177,965)	(2,177,965)
Balance, September 30, 2015	55,658,559	15,377,546	63,730	2,924,704	(15,099,235)	3,266,745

Balance, December 31, 2015	57,105,225	15,775,145	39,272	3,173,546	(15,740,988)	3,246,975
Issued during nine months ended September 30, 2016:
For exercise of options	1,600,000	359,863	-	(166,863)	-	193,000
For exercise of warrants	1,300,000	184,998	(15,998)	-	-	169,000
Change of warrants term	-	-	186,500	-	-	186,500
Share-based payments	-	-	-	669,071	-	669,071
Net loss	-	-	-	-	(1,610,821)	(1,610,821)
Balance, September 30, 2016	60,005,225	16,320,006	209,774	3,675,754	17,351,809	2,853,725

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Statement of Cash Flows

For the nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars

	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
	$	$
Operating activities
Net loss	(1,610,821)	(2,177,965)
Adjustment for the following items:
Amortization	11,010	15,795
Impairment of intellectual property		476,000
Share-based payments	669,071	994,720
Finance cost	186,500	-

Changes in non-cash working capital items
Accounts receivable	(752,870)	(42,211)
Prepaid expenses and deposits	6,738	34,109
Inventories	(244,795)	(778,614)
Accounts payable and accrued liabilities	107,462	(35,428)
Net cash used in operating activities	(1,627,705)	(1,513,594)

Investing activities
Purchase of equipment	(6,341)	(35,662)
Net cash used in investing activities	(6,341)	(35,662)

Financing activities
Proceeds from exercise of options	193,000	241,500
Proceeds from exercise of warrants	169,000	2,982,840
Share issue costs	-	(203,490)
Net cash provided by financing activities	362,000	3,020,850

(Decrease)/increase in cash	(1,272,046)	1,471,594
Cash and cash equivalents, beginning of period	2,135,912	729,832
Cash and cash equivalents, end of period	863,866	2,201,426

Cash and cash equivalents consist of:
Cash	161,368	2,179,926
Guaranteed investment certificates	702,498	21,500
Cash and cash equivalents	863,866	2,201,426

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Financial Statements

For three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

VANC Pharmaceuticals Inc. (the “Company”) was incorporated under the Business Corporations Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “NPH” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 1128 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

The financial statements have been prepared based on accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and can realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, which commenced in the last quarter of fiscal year 2015, or raise additional financing to cover ongoing cash requirements.

The financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. These licensing arrangements constitute more than 95% of the Company’s revenues for the year ended December 31, 2015 and 93% for the period ended September 30, 2016. Thus, the ability of the Company to sustain operations is dependent on the continued operation of these manufacturers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.

BASIS OF PRESENTATION

a)

Statement of Compliance and basis of presentation

The interim financial statements for the three and nine months ended September 30, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the stub year ended December 31, 2015. The accounting policies followed in these interim financial statements are consistent with those applied in the Company’s most recent annual consolidated financial statements for the stub year ended December 31, 2015.

The financial statements were approved and authorized for issue by the Board of Directors of the Company on November 16, 2016.

The preparation of financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the financial statements and accompanying notes to the financial statements. The areas involving more judgment and complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3. Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Financial Statements

For three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

The financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

b)

Consistency of presentation

The Company retains the presentation and classification of items in the financial statements from the previous period; however, some items on the statement of operations and comprehensive loss were reclassified to improve the presentation of financial statements.

The Company’s dormant subsidiary Vise Healthcare Inc. has neither transactions nor balances since the incorporation. The Company has neither holding interests nor transactions or balances with Vanc Marine Pharmaceuticals Inc. The consolidation of dormant entity, Vanc Marine Pharmaceuticals, has no effect on neither financials statement of the Company nor disclosure of its operations, therefore management considers that the accounting policy on consolidation is redundant and not applicable.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis.

b)

Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

c)

Inventory

Inventories consist of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, quality control testing, inventory management and warehousing fees. A regular review is undertaken to determine the extent of any provision for obsolescence.

d)

Classification of expenses

Cost of Sales includes expenses related to purchases of products, change in inventory, variable freight.
Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with the running of day-to-day operations of the business.

e)

Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Financial Statements

For three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

f)

Significant accounting estimates and judgments

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Financial Statements

For three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

4.

ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	September 30, 2016	December 31, 2015
	$	$
Trade receivables	843,994	81,854
GST receivable	22,074	26,277
Employee advances	-	5,067
	866,068	113,198

5.

ACCOUNTS PAYABLE AND ACCRUALS

The Company’s accounts payable and accrued costs consists of the following:

	September 30, 2016	December 31, 2015
	$	$
Trade accounts payable	43,217	111,166
Accrued liabilities	310,475	135,064
	353,692	246,230

6.

SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

The shares issued during the period were in relation to exercised warrants and options.

Stock options

The changes in share options including those granted to directors, officers and consultants during nine months ended September 30, 2016 and 2015 are summarized as follows:

	Nine months ended September 30, 2016		Nine months ended September 30, 2015
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Beginning Balance	5,215,000	$0.27	3,675,000	$0.14
Options granted	2,640,000	$0.35	3,060,000	$0.15
Exercised	(1,600,000)	$0.12	(1,475,000)	$0.10
Forfeited/cancelled	(461,250)	$0.35	(320,000)	$0.45
Ending Balance	5,793,750	$0.35	4,940,000	$0.27
Exercisable	4,465,780	$0.34	3,275,000	$0.19

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Financial Statements

For three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

The following table summarizes information about share options outstanding and exercisable as at September 30, 2016:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.20	19-Feb-17	450,000	450,000
$0.55	15-Apr-17	230,000	230,000
$0.55	05-Jun-17	300,000	225,000
$0.45	09-Sep-17	60,000	45,000
$0.40	30-Dec-17	50,000	30,030
$0.35	17-May-18	150,000	49,500
$0.35	20-Jun-18	200,000	-
$0.35	04-Jul-18	300,000	-
$0.35	18-Jul-18	50,000	-
$0.225	23-Aug-18	40,000	40,000
$0.13	08-May-19	250,000	250,000
$0.15	14-Nov-19	150,000	150,000
$0.20	18-Dec-19	500,000	500,000
$0.20	08-Jan-20	150,000	150,000
$0.45	15-May-20	150,000	150,000
$0.45	05-Jun-20	580,000	230,000
$0.45	19-Aug-20	320,000	320,000
$0.36	01-Oct-20	25,000	25,000
$0.40	30-Dec-20	200,000	200,000
$0.35	20-Jan-21	1,638,750	1,421,250

		5,793,750	4,465,780

Share-based payments

Share-based payments of $99,567 and of $669,071 were recognized during three and nine months ended September 30, 2016 (September 30, 2015 - $352,084 and $994,720 accordingly) for stock options granted and the vesting of options granted in the prior year. Options issued to directors and officers of the Company are vested immediately, while those issued to consultants are vested in equal quarterly increments with 25% vesting on grant date.

Share-based payments for options granted and vesting was measured using the Black-Scholes option pricing model with the following weighted average parameters:

	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Expected life	2.0 - 3.75	3.48 – 4.27
Volatility	100% - 155%	166% - 209%
Dividend yield	0%	0% - 1%
Risk-free interest rate	0.47% - 0.58%	0.89% - 1.03%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Financial Statements

For three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below:

	Nine months ended September 30, 2016		Nine months ended September 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	5,205,000	$0.41	16,212,252	$0.31
Exercised	(1,300,000)	$0.13	(9,219,710)	$0.31
Issued and exercisable	3,905,000	$0.40	6,992,542	$0.31

On May 31, 2016, the Company received TSX Venture Exchange approval to extend the term of 3,905,000 common share purchase warrants (the “Warrants”). The original term of the Warrants had an expiry date of June 12, 2016. The Company extended the expiry date to December 20, 2016, and amended the exercise price of the Warrants from $0.50 per share to $0.40 per share. In all other respects, the terms of the Warrants remained unchanged. The incremental fair value of warrant extension was estimated at $186,500 using the Black-Scholes option pricing model using the following assumptions:

Nine months ended September 30, 2016
Expected life	0.03 year - 0.56 year
Volatility	75.25%-110.30%
Dividend yield	0%
Risk-free interest rate	0.61%

The following table summarizes information about share warrants outstanding and exercisable as at September 30, 2016:

Expiry date	Exercise Price	Issued and exercisable
December 20, 2016	$0.40	3,905,000

7.

PRODUCT REGISTRATION AND DEVELOPMENT

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Payroll	35,621	21,785	122,115	63,270
Product registration and licensing fees	9,567	931	14,088	48,959
	45,188	22,716	136,203	122,229

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Financial Statements

For three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

8.

SELLING AND MARKETING EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Payroll (sales personnel)	86,458	17,812	242,569	35,624
Marketing and advertising	47,288	-	123,145	4,191
Distribution	31,358	2,925	84,137	2,925
Travel	11,689	-	26,848	1,335
	176,793	20,737	476,699	44,075

9.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Management and consulting fees	62,000	88,864	186,000	266,585
Payroll	32,249	30,677	94,232	45,745
Investor relations	24,933	17,647	70,332	46,981
Office maintenance	7,592	19,966	41,225	51,199
Legal, audit and accounting	8,790	3,598	37,436	36,989
Travel	3,039	17,178	21,562	38,133
Insurance	13,834	12,500	39,419	28,366
Conference expenses	-	-	-	18,893
Rent	10,628	13,137	32,990	44,119
Corporate filing fees	4,480	6,166	40,615	26,706
Amortization	3,791	3,841	11,010	15,795
Bank service charges	206	-	619	424
Foreign exchange	-		-	(205)
	171,542	213,574	575,440	619,730

10.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the financial statements are shown below:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Expenditures:
Management and consulting fees	62,000	88,864	186,000	212,264
Share-based payments	13,186	229,336	560,247	526,409
Rent	-	-	-	4,500
	75,186	318,200	746,247	743,173

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Financial Statements

For three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

All related party transactions were in the normal course of business operations.

11.

CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended September 30, 2016.

12.

COMMITMENTS

Purchase commitments

At the end of September 30, 2016, the Company had outstanding purchase orders for the total amount of $91,373.

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments under these contracts are as follows:

September 30, 2016
$
Within 1 year	38,001
2 years	12,955
50,956

13.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

a)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Financial Statements

For three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. As at September 30, 2016, the Company’s trade accounts receivable was $843,994 (December 31, 2015 - $81,854). The Company establishes an allowance for doubtful accounts based on the credit risk applicable to customers and historical data. There were no doubtful accounts as at the end of September 30, 2016

The Company views credit risk on cash deposits and accounts receivables as minimal.

a)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. As at September 30, 2016, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $353,692 (December 31, 2015 - $246,230).

b)

Market risk

Market risk for the Company consists of currency risk and interest rate risk. The Company is not exposed significantly to foreign currency risk at this time. The Company is not exposed to significant interest rate risk.

c)

Fair value of financials instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 - unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions (cash and cash equivalents are classified in this level; for accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity). Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term (the Company has no financial instruments at this level). Level 3 - inputs for the asset or liability are not based on observable market data (the Company has no financial instruments at this level).